February 20, 2019

Mindy Hooker

Division of Corporate Finance

Securities and Exchange Commission

Washington, D. C. 20549

Re:       Reviv3 Procare Company

Form 10-K for the fiscal year ended May 31, 2018

File No. 333-220846

Dear Ms. Hooker:

Reviv3 Procare Company (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 7, 2019 (the “Comment Letter”) relating Form 10-K referenced above.

For your convenience, the Staff’s comments contained in this Comment letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

Form 10-K for the fiscal year ended May 31, 2018

Item 9A. Controls and Procedures, page 10

We note management concluded that disclosure controls and procedures and internal control over financial reporting were not effective as of May 31, 2018 due to the material weaknesses identified. We also note management concluded that disclosure controls and procedures were effective as of November 30, 2018 and August 31, 2018 in your Forms 10-Q for the periods then ended but that there were no changes in internal control over financial reporting during the interim periods. Please explain to us how you determined the effectiveness of your disclosure controls and procedures changed from period to period given that there were no changes in internal control over financial reporting. It appears to us that you may need to amend your Forms 10-Q for the periods ended November 30, 2018 and August 31, 2018 to either conclude that your disclosure controls and procedures were not effective as of the interim dates or disclose and discuss the changes in your internal control over financial reporting that resulted in your disclosure controls and procedures being effective.

The Company will revise the Disclosure Controls and Procedures and will amend the Form 10-Qs for the quarterly periods ended August 31, 2018 and November 30, 2018.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at 323-683-3001.

Very truly yours,

/s/

Jeff Toghraie

Chief Executive Officer